Exhibit 99.110

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD CONTINUES TO CONFIRM AND EXPAND THUNDER CREEK
RUSK HORIZON, INITIAL DRILLING ON 650 LEVEL INTERSECTS RUSK ZONE
AND 100 METRES OF PORPHYRY

•                 Cross cut on 315 Level exposes additional high-grade mineralization in down dip extension from 300 Level

•                 High-grade intercepts from ongoing underground drilling confirm Rusk Zone to minimum 150 metres below 300 Level cross cut

•                  Intersections include 12.11 gpt over 7.20m, 9.44 gpt over 7.90m, 8.16gpt over 6.20m, 4.17 gpt over 6.20m and 5.18 gpt over 3.80m

•                 Drilling up plunge extends mineralization at least 30 metres above 300 Level, area above 300 Level remains open

•                  Results include 11.25 gpt over 7.60m, 20.20 gpt over 1.00m and 23.70 gpt over 1.00m

•                 Potential for further expansion of Rusk Zone considered excellent

•                 First drill on 650 Level intersects Rusk Zone and approximately 100 metres of Porphyry in vicinity of previously reported TC09-68B (12.75 gpt over 83.40m).

Toronto, Ontario (November 1, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced that the 300 Level access ramp at Thunder Creek has now been extended by 15 metres to depth with development commencing on the highgrade Rusk Zone mineralization on the 315 Level. The Company also reported high-grade intercepts from an additional 19 holes (2,694.8 metres) drilled near the 300 Level as well as initial observations from the first underground drill hole to test the Thunder Creek 650 Level, which intersected the Rusk Zone in addition to a wide interval of Hematite altered Syenite Porphyry measuring approximately 100 metres in width.

The new development on the 315 Level is an important step as the Company continues to expose mineralization and gain information about the continuity and characteristics of the Rusk Zone that will assist in establishing an initial National Instrument (“NI”) 43-101 resource for Thunder Creek. Work on the 315 Level has progressed along the zone approximately 15 metres to the east and 12 metres west of the access crosscut and has encountered strong, high-grade mineralization similar in appearance to that found on the 300 Level.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The recent results from development and drilling around the 300 Level at Thunder Creek continue to be very encouraging and highlight the potential to further expand what we are confident is already a large gold system. Based on the limited tonnes extracted from the 300 Level to date, we are encouraged by the grades we have encountered, which have averaged over 7.50 grams per tonne in the primary mineralized area targeted by the cross cut and covered by recent drilling. The substantial grade and width plus the presence of multiple zones in the 300 Level drilling is a positive indication for the first NI 43-101 resource for the Thunder Creek Deposit, which we are working to complete in the second half of 2011. We are also pleased with our first underground drill hole from the 650 Level which has intersected the Rusk Zone as well as substantial mineralization in the Porphyry Zone and we look forward to reaching the mineralization with our access drift over the next couple of weeks.”

Underground drilling near the 300 Level was conducted from cutouts located 50 to 100 metres north of the Rusk Zone and targeted areas up and down plunge of previous drilling as well as near the previous east and west limits of the zone.

Holes drilled down plunge from the 300 Level tested up to 150 metres below the Level and indicated excellent grades and continuity of mineralization with several holes encountering multiple zones of mineralization. Significant results include: 12.11 gpt over 7.20m in TC280-019A, 9.44 gpt over 7.90m in TC280-007A, 8.16 gpt over 6.20m in TC280-005A and 5.18 gpt over 3.80m and 4.17 gpt over 6.20m in TC280-018A. Mineralization in the zones shows a well defined set of characteristics including locally intense carbonate, hematite and potassic alteration, 1-5 % sulphide mineralization and occasional visible gold (“VG”). Based on the more detailed drilling it appears that the best mineralization occurs within a series of higher-grade lenses which trend sub parallel to a northeast trending pyroxenite-sediment contact that has been intruded by Syenite Porphyry. The substantial widths and grades plus the local presence of multiple zones are considered very positive developments for defining potential resources.

Holes drilled up plunge of mineralization on the 300 Level tested up to 30 metres above the Level. Significant results from the drilling included 11.25 gpt over 7.60m in TC200-019A (in addition to previous reported intercepts of 9.04 gpt over 2.20m and 21.60 gpt over 0.60m), 20.20 gpt over 1.00m in TC200-017 and 23.70 gpt over 1.00m in TC280-013A. These intersections are considered significant as they occur considerably above the previously interpreted upper limit for mineralization, with the area above and towards surface remaining open.

TC320-013 tested the area near the east limit of previous drilling on the 300 Level and intersected 11.43 gpt over 7.30m, 20 metres east of previously reported hole TC200-014 (See press release August 30, 2010) which had intersected 14.09 gpt over 3.00m. The area to the east of the new hole is still considered open for expansion of the zone.

In addition, the new underground access cross cut from the Timmins Mine to Thunder Creek is now approaching the Porphyry Zone as indicated by previous surface drilling, including TC08-068B which intersected 12.75 gpt over 83.40m. Underground drilling has also now commenced on the 650 Level and is being carried out from a cutout on the west side of the new 650 Level access crosscut and north of the Porphyry Zone. The drilling is being done to test the location of the zone originally indicated from surface drilling and to obtain a preliminary indication of shape and grade of mineralization for mine planning purposes. TC650-001 is targeting an area 20 metres below TC08-068B and has now reached 514 metres from the collar of the hole. Assay results from TC650-001 are still unknown as the hole is still in process of being sampled and assayed, but initial observations indicate that the hole has intersected the Rusk Zone in addition to a wide interval of Hematite altered Syenite Porphyry measuring approximately 100 metres in width and lining up well with the Porphyry observed in TC08-068B. The hole also includes local quartz veining, increased sulphides and several occurrences of VG.

Underground drilling at Thunder Creek is continuing with two drills active near the 300 Level and one drill operating from a cut out on the 650 Level access drift.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drilling being completed on the Thunder Creek property is Dean Crick, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information and has verified the data disclosed in this press release. Mr. Crick is an employee of Lake Shore Gold.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of all drill core. Assays have been completed at both ALS Chemex (TC200 series holes) and LSG — Bell Creek lab (TC300 series holes); both labs use a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams (ALS Chemex) and 20 grams (Bell Creek) per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Mineralized sections of the Porphyry Zone are analyzed using the “metallics” or screen fire assay technique. BQTK size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to either the Bell Creek lab for preparation and analysis or to the ALS Chemex Prep Lab located in Timmins, Ontario. The pulps from core that is sent to the ALS Chemex Prep Lab are then shipped to ALS Chemex Assay Laboratory in Vancouver, BC. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification. The LSG - Bell Creek lab conducts in-house analysis of mill, underground and drill core samples and is not an ISO 9001-2000 registered laboratory.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently in pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property as part of an underground advanced exploration program. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Table 1 — Thunder Creek - Significant New Underground Drill Results

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
TC200-017	188.70	189.70	20.20	1.00	Ultramafic Zone
TC200-019A	107.10	107.70	21.60	0.60	ct W Pyroxenite	previously reported
	111.00	113.20	9.04	2.20	Rusk Zone
includes	112.50	113.20	12.55	0.70
	126.70	134.30	11.25	7.60	Porphyry ct/Sed
includes	127.00	130.40	19.97	3.40
includes	128.70	129.50	44.70	0.80
TC280-002	89.00	95.70	2.45	6.70	Rusk, Sed, flt Zones
includes	95.10	95.70	8.86	0.60
TC280-004	77.10	81.20	5.53	4.10	Ultramafic
includes	77.10	77.70	12.25	0.60
TC280-007A	84.30	92.20	9.44	7.90	Ultramafic/Porphyry ct
includes	86.00	90.00	14.15	4.00
includes	87.10	88.30	23.15	1.20
TC280-003	83.10	86.70	2.80	3.60	Ultramafic/Sed ct
includes	84.60	85.10	5.27	0.50
TC320-001	24.20	26.70	2.59	2.50	Rusk
includes	24.20	24.80	6.46	0.60
TC280-008	92.70	97.80	6.01	5.10	Porphyry
includes	92.70	94.40	14.11	1.70
includes	93.20	93.80	36.80	0.60
TC09-80C	902.6	903.3	92.32	0.7
	928.50	930.50	14.09	2.00
TC280-005A	85.30	91.50	8.16	6.20	Rusk
TC280-011B	91.60	93.50	5.71	1.90	Ultramafic ct
	117.60	129.50	7.59	2.90	Porphyry
TC280-014B	146.10	147.00	20.40	0.90	Porphyry
TC280-018A	84.50	90.70	4.17	6.20	Rusk
	99.00	102.80	5.18	3.80	Sed Xenoliths
TC280-016	76.50	85.60	3.95	9.10	Rusk
TC320-013	41.70	49.00	11.43	7.30	Porphyry
includes	44.20	46.60	31.13	2.40
TC280-13A	104.70	105.70	23.70	1.00	Rusk
TC280-015A	130.50	133.40	2.99	2.90	Rusk
	160.40	163.70	9.56	3.30
includes	160.40	160.70	75.20	0.30
TC280-017	81.00	85.80	9.61	4.80	Rusk-Sediment
includes	82.10	82.60	19.75	0.50
TC320-005	19.60	20.10	34.40	0.50	Ultramafic/Sed ct.
TC280-019A	99.50	106.70	12.11	7.20	Rusk Zone
includes	99.50	101.35	33.02	1.85

Notes:

1) Assays are reported uncut.

2) True widths are not reported at this time.

Figure 1. Level Plan

THUNDER CREEK
300 LEVELPLAN
LAKE SHORE
GOLD CORP.
Date October, 2010
File: tc_300_levelplan_oct-2010.mxd
Name:
Legend
Porphyry
Rusk Alteration Zone
Pyroxenite
Rusk Horizon
Sediments
Composites:
gpt Au over meters
Red indicates New drill intercepts
TC280-019A
12.11 / 7.20
incl. 33.02 /1.85
(85m below 300 Level)
TC320-005
34.40 /0.50
TC320-013
11.43 /7.30
TC200-014
14.09 /3.00
TC07-30
12.77 /3.10
TC280-005A
8.16 /6.20
TC280-007A
9.44 /7.90
TC280-017
9.61 /4.80
TC07-36
24.61 /7.00
TC280-008
6.01 /5.10
TC200-19A
11.25 /7.60
21.60 /0.60
9.04 /2.20
OPEN
OPEN
A
B
N
280 drill drift
Cross Cut
300 Level Access
320 down ramp
Meters
0
20
40
4450
4500
4550
6950
6900
6850

Figure 2. Long Section

TC280-013A
23.70 /1.00
TC200-017
20.2 /1.00
TC200-019A
11.25 /7.60
21.60 /0.60
9.04 /2.20
TC07-36
24.61 /7.00
TC200-004
15.07 /10.40
TC320-013
11.43 /7.30
TC200-014
14.09 /3.00
TC320-005
34.40 /0.50
TC200-008
12.15 /7.40
incl. 22.61 /3.40
TC280-008
6.01 /5.10
TC280-016
3.95 /9.10
TC280-017
9.61 /4.80
TC280-005A
8.16 /6.20
TC280-007A
9.44 /7.90
TC280-018A
4.17 /6.20
5.18 /3.80
TC280-019A
12.11 /7.20
incl. 33.02 /1.85
A
B
300 Level
315 Sub Level
OPEN
OPEN
950E
1000E
1050E
1100E
9750
9700
9650
Legend
Drilled <3 Au x m
Drilled 3-15 gpt Au x m
Drilled 15-40 gpt Au x m
Drilled >40 gpt Au x m
Previous surface hole at 300 Level
300 Level Development
Planned 315 Sub Development
Mineralized Envelope
0
20
40
Meters
Composites:
gpt Au over meters
Red indicates New drill intercepts
LAKE SHORE
GOLD CORP.
THUNDER CREEK
300 LEVEL
VERTICAL LONGSECTION A-B
(Looking North West)
Date: October, 2010
File: tc-300-ls_oct-2010.mxd
Name: